Exhibit 3.2

AMENDMENT NO. 4 TO

BY-LAWS OF

KASPIEN HOLDINGS INC.

The By-Laws of Kaspien Holdings Inc., a New York corporation, are hereby amended, effective as of the filing of the Certificate of Amendment of Certificate of Incorporation of Kaspien Holdings Inc. effecting the change in the number of directors set forth below, by:

1.	Amending Section 2.1 to read in its entirely as follows:

“SECTION 2.1. NUMBER AND TERM OF OFFICE.

The business, property, and affairs of the Corporation shall be managed under the direction of its Board of Directors. The number of directors of the Corporation shall be four (4). A director shall hold office until his or her successor shall be elected and qualified, subject to prior death, resignation, retirement or removal from office. In no case will a decrease in the number of directors shorten the term of any incumbent director.”

2.	Adding new Section 2.9 to read in its entirety as follows:

“SECTION 2.9. VACANCIES.

Any vacancy in the Board of Directors shall be filled pursuant to the terms of the Voting Agreement dated as of March 30, 2020 and as amended on August 2, 2022, and as the same may be amended from time to time.”